Exhibit 12(a)

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Year Ended December 31,
(Dollars in thousands)	September 30, 2010	2009	2008	2007	2006

Earnings (1):
Income before income tax expense	$189,992	$132,541	$205,660	$372,518	$357,108
Fixed charges	213,080	337,376	383,273	430,134	360,708
Other adjustments (2)	(2,488)	125	(576)	(862)	(1,054)
Total earnings (a)	$400,584	$470,042	$588,357	$801,790	$716,762

Fixed charges (1):
Interest on deposits	$47,859	$122,112	$156,774	$230,625	$195,324
Interest on borrowings	156,358	203,063	213,948	187,221	153,284
Interest portion of rental expense (3)	8,671	11,781	11,850	11,323	10,959
Other adjustments (4)	192	420	701	965	1,141
Total fixed charges (b)	$213,080	$337,376	$383,273	$430,134	$360,708

Ratio of earnings to fixed charges (a/b)	1.88x	1.39x	1.54x	1.86x	1.99x

Earnings, excluding interest on deposits:
Total earnings	$400,584	$470,042	$588,357	$801,790	$716,762
Less interest on deposits	47,859	122,112	156,774	230,625	195,324
Total earnings excluding interest on deposits (c)	$352,725	$347,930	$431,583	$571,165	$521,438

Fixed charges, excluding interest on deposits:
Total fixed charges	$213,080	$337,376	$383,273	$430,134	$360,708
Less interest on deposits	47,859	122,112	156,774	230,625	195,324
Total fixed charges, excluding interest on deposits (d)	$165,221	$215,264	$226,499	$199,509	$165,384

Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (5)	2.13x	1.62x	1.91x	2.86x	3.15x

(1)          As defined in Item 503 (d) of Regulation S-K

(2)          For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.

(3)          The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(4)          For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs.

(5)          The ratio of earning to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.